UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-53287

CUSIP Number: 74623 L 10 5

(Check One):
☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: Year Ended December 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant:	Pure Earth, Inc.

Former Name if Applicable:	N/A

Address of Principal Executive Office:	One Neshaminy Interplex, Suite 201 Trevose, Pennsylvania 19053

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or  the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pure Earth, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) within the prescribed period.  It has taken the Company longer than anticipated to complete its internal review process with respect to the Form 10-K and its audited financial statements for the year ended December 31, 2009.  As a result, the Company’s independent public accountants will need additional time to complete their audit of such financial statements.  This inability to timely file the Form 10-K could not have been eliminated by the Company without unreasonable effort or expense.

Part IV--Other Information

(1)	Name and telephone number of person to contact in regard to this notification

	Brent Kopenhaver	(215)	639-8755
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

			☒Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in the Form 10-K, subject to finalization and completion of the audit by the Company’s independent registered public accounting firm, an estimated net loss available to common stockholders of approximately $6.9 million for the year ended December 31, 2009, as compared to a net loss available to common stockholders of $3,017,606 for the year ended December 31, 2008, including losses from discontinued operations of approximately $0.3 million for the years ended December 31, 2009 and 2008.  The losses from discontinued operations for the years ended December 31, 2008 and 2009 are attributable to the Concrete Fibers segment.  In December 2009, the Company initiated an action to pursue a sale of the assets and liabilities of New Nycon, Inc., which are included in and comprise the Concrete Fibers segment.  On March 31, 2010, the Company completed a sale of the assets and liabilities of New Nycon, Inc.

The increase in the net loss available to common stockholders for the year ended December 31, 2009 as compared to December 31, 2008 primarily resulted from a decrease in revenues from the Transportation and Disposal and Treatment and Recycling segments.  Revenues from the Transportation and Disposal segment are highly dependent upon the market for construction and rehabilitation projects in the New York metropolitan area, which experienced a significant downturn during the fourth quarter of 2008 and throughout 2009 due to uncertain market and economic conditions.  The Company also had lower gross profit margins resulting from increased bidding in the marketplace for fewer overall jobs which also negatively impacted its operating results for the year ended December 31, 2009.

PURE EARTH, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ Brent Kopenhaver
Name: Brent Kopenhaver
Title: Chairman, Executive Vice President, Chief Financial Officer and Treasurer